(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

Attachment B

The number of H Shares to which this
proxy form relates[1]

Form of Proxy for the Extraordinary General Meeting

I/We2, _______________________________, holder of share account number _________________________________, residing at _______________________________________________________________________________________, being the registered holder of3 ______________________________________________ ordinary shares of the Company, HEREBY APPOINT4 _____________________________________, residing at ___________________________________
____________________________________________________________________________________________________, as my/our proxy/proxies to attend on my/our behalf the first extraordinary meeting of 2013 (the “EGM”) of China Southern Airlines Company Limited (the “Company”) to be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC at 9:30 a.m., on Thursday, 24 January 2013 and to act and vote on my/our behalf at the EGM in respect of the resolution listed below, in accordance with my/our instructions below5.

	SPECIAL RESOLUTION	For[5]	Against[5]	Abstain[5]
1	To consider and approve the amendments to the Articles of Association.
	ORDINARY RESOLUTIONS	For[5]	Against[5]	Abstain[5]
2	To consider and approve the election of directors of the sixth session of the board of directors of the Company:
2.1	To consider and approve the appointment of Ms. Yang Li Hua as the non-executive director of the sixth session of the board of directors of the Company.
2.2	To consider and approve the appointment of Mr. Li Shao Bin as the executive director of the sixth session of the board of directors of the Company.
3	To consider and approve the acquisition of 40 new Boeing B737 series aircraft from the Boeing Company by Xiamen Airlines Company Limited, the subsidiary of the Company

Signature[6]: ____________________________	Date: ____________________________

Notes:

1.	Please insert the number of shares in the Company registered in your name(s) and to which this proxy form relates. If no such number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
2.	Please insert the name(s) and address(es) (as shown in the register of members) in block capital(s).
3.	Please insert the number of all the shares in the Company registered in your name(s).
4.	If no person is appointed as proxy, the Chairman of the EGM will be deemed to have been appointed by you as your proxy.
5.	If you wish to vote for the resolution, please insert a “✓” in the box marked “FOR”; or if you wish to vote against the resolution, please insert a “✓” in the box marked “AGAINST”; or if you wish to abstain from voting for or against the resolution, please insert a “✓” in the box marked “ABSTAIN”. If no indication is given, then your proxy/ proxies may vote in such manner as he/she/they thinks fit. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting. The shares abstained will be counted in the calculation of required majority.
6.	This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a company or an organization, either under the common seal or under the hand of any director or attorney duly authorised in writing. In any event, the execution shall be made in accordance with the articles of association of such company or organization.
7.	To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or authority on behalf of the appointer, a notarised copy of that power of attorney or other authority, must be delivered to Hong Kong Registrars Limited at 17M, Hopewell Centre, 183 Queen’s Road East, Hong Kong in not less than 24 hours before the time appointed for the holding of the EGM.
8.	A proxy, on behalf of the shareholder, attending the EGM shall bring along the proxy form duly completed and signed as well as the proof of identification of the proxy, in the case of a company or an organization, the proxy shall also bring along a notarised copy of the resolution of the board of directors or other governing body of the appointer or a letter of authorization.
9.	This proxy form shall be completed in form of a set of two copies, one of which shall be lodged to the Company pursuant to Note 7; and the other copy shall be produced upon the EGM by the proxy of the shareholder pursuant to Note 8.
10.	Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned EGM should you so wish, but the appointment of the proxy will be revoked if you vote in person at the meeting.
11.	Regarding the sub-resolutions No. 2.1 and No. 2.2 of resolution No. 2 “cumulative voting” will be used, please fill in the boxes in accordance with the following instructions:
(i)	In relation to the sub-resolutions of resolution No. 2, for every share held by you, you will have the same number of voting rights which equals to the number of directors to be elected. For example, if you are holding 1 million shares and 2 directors will be elected at the EGM, the aggregate number of votes which you will have will be 2 million (i.e. 1 million shares x 2 = 2 million voting shares) for sub-resolutions of resolution No. 2.
(ii)	Please note that you may cast your votes on every candidate provided that the total number of votes which you cast do not exceed the number of votes to which you are entitled; cast all your votes which represent the total number of shares held by you multiplied by the total number of directors to be elected on one candidate; or cast your votes which represent the total number of shares held by you multiplied by the total number of directors to be elected on certain candidates. If you wish to cast equal number of votes to each candidate for director, please insert a “=” in the boxes marked “FOR” or “AGAINST” as appropriate. Otherwise, please specify the number of votes cast for each of the 2 candidates for director in the boxes marked “FOR”, “AGAINST” or “ABSTAIN”. For example, if you are holding 1 million shares, the number of your votes regarding the resolution No. 2 is 2 million. You may choose to cast the 2 million votes equally amongst the 2 candidates (For or Against); or to cast all your votes on one candidate (For or Against); or cast 1.5 million votes to candidate A for director (For or Against), 0.5 million votes to candidate B for director (For or Against), etc.
(iii)	When the total votes, represented by the shares held by you multiplied by the number of directors to be elected, are used up after voting for some of the candidates, you will have no votes remaining to be cast on other candidates. i.e., the total number of both of your “For” and “Against” votes cast for 2 candidates for directors shall not exceed the aggregate number of votes to which you are entitled.
(iv)	Please note that when the total votes cast by you on a candidate for director exceeds the total votes to which you are entitled, all the votes cast will become invalid and be regarded as abstain votes; when the total votes cast by you for a candidate for director are less than the total votes to which you are entitled, the votes are valid and the remaining votes will be regarded as abstain votes. For example, if you are holding 1 million shares, the number of your votes regarding the resolution No. 2 is 2 million: (a) if you fill in the “For” or “Again” of “cumulative voting” under a particular candidate for director with “2 million shares”, you have used up all the votes to which you are entitled, which results in you having no votes for the other candidate for director. Should you fill in the blanks under the resolution No. 2 with any number of shares (other than 0), all your votes on resolution No. 2 will be invalid; or (b) if you fill in the “For” (or “Against”) of “cumulative voting” under candidate A for director with “1 million shares” and under candidate B for director with “0.5 million shares”, the 1.5 million of votes cast by you are valid and the remaining 0.5 million of votes will be regarded as abstain votes.
(v)	Where the “For” votes cast for a particular candidate for directors are more than half of the total number of shares held by all shareholders attending (before cumulation) and where the “For” votes exceed the “Against” votes, the candidate in question will be considered to have won the votes. Where the elected directors at the EGM are less than the number of directors required to be elected, new rounds of voting are required to be held for election of the remaining directors until the number of directors to be elected are fulfilled.
(vi)	When a new round of director election is held pursuant to (v) above, the calculation of cumulation should be based on the number of directors to be elected during the round of election in question.